Exhibit 14(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No.1 to Registration Statement No. 333-143567 of BlackRock Bond Fund, Inc. on Form N-14 of our report dated November 22, 2006, appearing in the 2006 Annual Report of BlackRock Funds Taxable Bond Portfolios on Form N-CSR, relating to the Total Return (formerly Core PLUS Total Return) Portfolio, for the year ended September 30, 2006. We also consent to the references to us under the headings "Other Service Providers-Total Return" in the Combined Prospectus/Proxy Statement and "Form of Agreement and Plan - Representations and Warranties" in Appendix B to the Combined Prospectus/Proxy Statement, both of which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
July 17, 2007